Exhibit 99.1

OKYO Pharma Appoints Industry Veteran Robert J. Dempsey

as Chief Executive Officer

●	Accomplished industry leader Robert J. Dempsey brings extensive commercialization and ophthalmic expertise
●	Gary S. Jacob, Ph.D., will transition to Chief Development Officer and continue to serve on the Board

London and New York, NY, January 5, 2026. OKYO Pharma Limited (NASDAQ: OKYO), a clinical-stage biopharmaceutical company developing innovative therapies for the treatment of neuropathic corneal pain (NCP), a severe ocular condition without an FDA approved therapy, and for inflammatory eye diseases, announces that, effective immediately, Robert J. Dempsey will assume the role of Chief Executive Officer. Gary S. Jacob, Ph.D. will transition to Chief Development Officer and continue to serve as a member of the Board of Directors.

Robert J. Dempsey will join OKYO Pharma immediately as Chief Executive Officer and an executive Board member bringing more than two decades of global ophthalmology experience, including drug development, commercialization, and value-creating strategic transactions. Mr. Dempsey previously served as Group Vice President and Head of Global Ophthalmology at Shire, prior to its acquisition by Takeda, where he led the divestiture of Xiidra® (lifitegrast ophthalmic solution) 5%, which was one of only three ophthalmology deals in the past twenty years with more than $1 billion upfront. The sale of Xiidra® to Novartis in 2019 included $3.4 billion upfront and up to an additional $1.9 billion in potential milestone payments. Xiidra® was the first FDA-approved therapy indicated for both the signs and symptoms of dry eye disease and went on to become one of the top-selling branded dry eye treatments globally. Mr. Dempsey architected and led the successful launch of Xiidra® and brings deep strategic and commercial expertise across ocular surface disease indications, including direct management responsibility and commercial oversight for Restasis® (cyclosporine ophthalmic emulsion) 0.05%. His professional network in the eye care community is broad and well-established, reflecting his service as a CEO and independent director across multiple ophthalmic companies.

This transition ensures continuity in OKYO’s strategic direction while positioning the company for its next phase of growth, particularly in advancing its lead asset, urcosimod for the treatment of neuropathic corneal pain and other ocular inflammatory disorders.

“We are immensely grateful for Gary’s leadership over the past four years in shaping OKYO’s clinical strategy and establishing a strong foundation that positions the company at the forefront of ophthalmology innovation,” said Gabriele Cerrone, Founder and Chairman of the Board of Directors, OKYO Pharma. “Robert has been directly involved in the commercialization of two of the most successful blockbuster dry eye therapies, Xiidra® and Restasis®, including leading the introduction of Xiidra®, and now brings that same execution and commercial discipline to advancing urcosimod toward becoming the first therapeutic for neuropathic corneal pain.”

“I am honored to lead OKYO Pharma and advance the foundation that Gary and the team have built,” said Robert J. Dempsey, Chief Executive Officer, OKYO Pharma. “The company’s scientific foundation and focus on addressing significant unmet needs in neuropathic corneal pain and inflammatory eye diseases represent meaningful opportunities to impact the lives of patients. I look forward to leveraging my experience driving global ophthalmology programs and leading organizations through major growth and value inflection points to accelerate urcosimod, execute with discipline, and broaden the company’s strategic potential.”

Dr. Jacob added, “It has been an honor to lead OKYO through this transformative period. I am proud of what our team has accomplished, and I look forward to supporting OKYO as the Chief Development Officer and continuing as a Board member. Robert’s appointment as CEO is a seminal event for our company. His extraordinary record of success in the ophthalmic field, and broad experience in all facets of drug development and commercialization will be invaluable as we move forward with further development of urcosimod to treat NCP and other potential indications.”

The Board of Directors has unanimously approved the transition, which is effective immediately.

About Robert J. Dempsey

Mr. Dempsey brings more than two decades of domestic and global experience in the ophthalmic space driving successful drug development, business transactions, and commercialization. Robert’s CEO and Board Director experience spans extensive transactions and portfolio expertise across venture capital, investment banking, and strategics to successfully secure funding and advance M&A opportunities for multiple companies. His professional network in the eye care community is broad and well-established, serving as an Independent Director on multiple ophthalmic boards.

His philanthropic leadership as a Board Member and Co-Founder of the Holland Foundation for Sight Restoration, alongside world-renowned corneal surgeon Edward J. Holland, M.D., is dedicated to transforming the lives of individuals affected by severe ocular surface disease, including limbal stem cell deficiency (LSCD), a rare and devastating condition that can result in chronic pain, profound vision loss, and blindness.

Robert formerly served as the Group Vice President and Head of Global Ophthalmology at Shire, which was acquired by Takeda, where he swiftly established a highly regarded reputation for Shire as a new company in the Ophthalmology and Optometry markets. He built the ophthalmic franchise and led the Xiidra® commercialization strategy that resulted in an industry leading launch, while overseeing the acquisition of four companies contributing to the franchise pipeline of innovative candidates aimed at improving vision-related quality. He is a seasoned ophthalmology executive who successfully launched two category-defining dry eye therapies, Xiidra® and Restasis®. Robert has previously held CEO roles across ophthalmic companies, where he progressed clinical-stage programs, led capital formation efforts, and consistently delivered value inflection points.

Robert holds a Master’s and Bachelor of Science in Business Administration from Northeastern University in Boston, Massachusetts.

About Neuropathic Corneal Pain (NCP)

NCP is a condition that causes severe pain and sensitivity of the eyes, face, or head. The exact cause of NCP is unknown but is thought to result from nerve damage to the cornea combined with inflammation. NCP, which can exhibit as a severe, chronic, debilitating condition in patients suffering from a host of ophthalmic conditions, is presently treated, with limited success, by various topical and systemic treatments in an off-label fashion.

About Urcosimod (formerly called OK-101)

Urcosimod is a lipid conjugated chemerin peptide agonist of the ChemR23 G-protein coupled receptor which is typically found on immune cells of the eye responsible for the inflammatory response, as well as on neurons and glial cells in the dorsal root ganglion. Urcosimod has been shown to produce anti-inflammatory and pain-reducing activities in a mouse model of dry eye disease and in a corneal neuropathic pain mouse model, respectively. Urcosimod showed clear statistical significance in multiple endpoints in an earlier 240-patient Phase 2, multi-center, double-masked, placebo-controlled trial to treat dry eye disease, and OKYO recently announced positive data on NCP pain reduction in a randomized, placebo-controlled, double-masked Phase 2 trial involving 18 neuropathic corneal pain patients.

About OKYO

OKYO Pharma Limited (NASDAQ: OKYO) is a clinical-stage biopharmaceutical company developing innovative therapies for the treatment of neuropathic corneal pain (NCP) and inflammatory eye diseases, with ordinary shares listed for trading on the NASDAQ Capital Market. OKYO is focused on the discovery and development of novel molecules to treat neuropathic corneal pain and other ocular diseases. OKYO recently completed a successful phase 2 trial of its flagship drug urcosimod in patients with NCP and is currently planning a second larger, multicenter trial of urcosimod in NCP patients that is planned to start in Q1 2026.

For further information, please visit www.okyopharma.com.

For further inquiries:

OKYO Pharma Ltd

Paul Spencer, Business Development, and Investor Relations

+44 (0) 207 495 2379

Email: info@okyopharma.com

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